WilmerHale
Jeffrey A. Stein
+1 617 526 6624 (t)
+1 617 526 5000 (f)
jeff.stein@wilmerhale.com
September 26, 2006
BY EDGAR AND UPS
Mail Stop 4561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Michael McTiernan, Esq., Special Counsel Amanda McManus, Esq., Attorney — Advisor

Re:	World Energy Solutions, Inc. Form S-1 Registration Statement File No. 333-136528
Dear Mr. McTiernan:
          On behalf of World Energy Solutions, Inc. (“World Energy” or the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”). The Company is filing this Amendment No. 1 in response to comments contained in a letter, dated September 7, 2006 (the “Letter”), from Michael McTiernan, Special Counsel of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Richard Domaleski, President and Chief Executive Officer, of World Energy. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 1.
          In addition, we are attaching to this letter our form of legal opinion, to be filed as exhibit 5.1 to the Registration Statement at such time as the necessary information to complete it becomes available. Wilmer Cutler Pickering Hale and Dorr LLP hereby confirms to the Staff that the reference made in its opinion to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
General

Mr. Michael McTiernan
Securities and Exchange Commission
September 26, 2006

1.	We note in various places that you cite supporting third party sources for your disclosure. For example, we refer to statistics provided by the Department of Energy’s Information Administration and projections of KEMA on page 2. In other places, you provide statistical data but do not provide a source for such data, such as the data provided in the third sentence of the second paragraph on page 2. Please provide sources for all statistics and provide us with copies of all supporting materials cited in your registration statement. Please highlight or otherwise indicate the portions of those materials that support your disclosure. Finally, please tell us whether each of these reports or sources was publicly available or whether it was commissioned by you. If such sources are not publicly available, please revise to file appropriate consents as required by Rule 436 of Regulation C.

Response:	The Company has modified the Registration Statement to identify the third party sources for previously unattributed statistics. In addition the Company is submitting to the Staff under separate cover the source material requested for the third party sourced statistical data set forth in the Registration Statement, including a summary table. All such sources and data are publicly available.

Additionally, in several places throughout the Registration Statement, the Company has clarified information and statistics that have been derived by Company management based on its analysis of publicly available information.
2.	Revise your disclosure throughout to explain industry terminology, such as “green credit transactions,” that may not be understood by an average investor not involved in your line of business.

Response:	The Company has revised the Registration Statement in accordance with the Staff’s comment in order to explain more clearly certain industry terminology such as “green credit transactions,” “incumbent utility,” “supply desk function, “RFP process,” and the replacement of the phrase “energy load factor” with the phrase “energy usage pattern.”
Prospectus Cover Page
3.	Please confirm that your cover page will include disclosure of the total number of shares offered by selling shareholders.

Response:	The Company confirms that the cover page will include disclosure of the total number of shares offered by selling shareholders. The Company will include this information in a subsequent amendment to the Registration Statement.
Prospectus Summary, page 1

Mr. Michael McTiernan
Securities and Exchange Commission
September 26, 2006

The Company, page 1
4.	Please revise the introductory portion of your summary to clearly identify your customers and suppliers. We note in this regard that your disclosure that “energy consumers in the United States are able to purchase electricity” does not clarify that a “consumer” of your services appears to refer only to CIG energy consumers and not to individual users of energy.

Response:	The Company has revised the Registration Statement in accordance with the Staff’s comment in order to more clearly identify that purchasers of the energy brokered through the World Energy Exchange are commercial, industrial and governmental energy consumers and not individual users of energy, and that the energy suppliers are those energy marketers and distributors that have agreed to participate on the Company’s auction platform.
5.	Please disclose in the summary how you generate revenues.

Response:	The Company has added a sentence to the first paragraph on page 1 in response to the Staff’s comment.
6.	In light of your disclosure on page 9 that one of your channel partners was involved in contracts that accounted for 68% of your first quarter 2006 revenue, and that 2 of your channel partners were involved in contracts that accounted for 80% of your 2005 revenue, please expand your summary discussion of channel partners. In particular, please disclose whether your channel partners have executed contracts and, if so, the material terms of the contracts.

Response:	The Company has revised the Registration Statement in accordance with the Staff’s comment. Please see the new second paragraph on page 2.
7.	Please revise the second paragraph under this heading to explain more clearly what an “Anglo-Dutch reverse auction” is.

Response:	The Company has revised the Registration Statement to eliminate the use of the phrase “Anglo-Dutch reverse auction” because the phrase alone may not add to the investor’s understanding. The Company believes that the remainder of the second paragraph adequately describes its auction process without unnecessarily introducing the term “Anglo-Dutch reverse auction.”
The Offering, page 5
8.	We note that you intend to use a portion of the offering proceeds for “potential acquisitions and strategic transactions.” Please disclose whether you have identified or

Mr. Michael McTiernan
Securities and Exchange Commission
September 26, 2006

have any particular potential acquisitions and strategic transactions currently under consideration.

Response:	The Company has revised the Registration Statement in accordance with the Staff’s comment. Please see the new first bullet point of the revised “Use of Proceeds” section on page 21.
Risk Factors, page 8
We depend on our channel partners to establish and develop certain of our relationships with energy consumers and the loss of certain channel partners could result in the loss of certain key energy consumers
9.	Please explain what you mean when you say that a channel partner was “involved in” a contract. In addition, please briefly describe the material terms of your non-government contracts.

Response:	Channel partners are “involved with” contracts in that they identify and qualify potential energy consumers as customers for the purchase of energy from competitive suppliers through the World Energy Exchange.

The Company has revised the Registration Statement in accordance with the Staff’s comment. Please see the new second-to-last sentence of the risk factor identified above with regard to channel partners’ involvement in contracts. Additionally, the Company has added further description in the immediately preceding risk factor of its non-government contracts and their limited effect in securing long term use of its auction platform by energy consumers.
If we are unable to rapidly implement some or all of our major strategic initiatives, our ability to maintain our competitive position may be negatively impacted, page 9
10.	We note your disclosure that implementation of your strategic plan “will require significant capital expenditures.” Please quantify, to the extent possible, the anticipated cost of implementing each of your strategic initiatives. In addition, explain the possible sources of additional capital to execute your plan, identifying risks to current stockholders of each possible capital source.

Response:	The Company has disclosed its estimated expenditure requirements in the “Use of Proceeds” section on page 21 relating to the anticipated cost of implementing each of its strategic initiatives.

At the current time, management does not believe that other sources of additional capital are needed to execute the Company’s strategic initiatives

Mr. Michael McTiernan
Securities and Exchange Commission
September 26, 2006

identified in the Prospectus and accordingly no further sources and no discussion of risks related to those sources are identified.
We depend on the services of our senior executives and other key personnel, the loss of whom could negatively affect our business, page 11
11.	Please identify the “key personnel” to whom this risk factor refers.

Response:	The Company has revised the Registration Statement in accordance with the Staff’s comment. Please see the additional language at the end of the first paragraph of the subject risk factor.
Our business depends heavily on information technology, page 12
12.	Please disclose, if applicable, any historical instances of information technology systems interruption and, in the next risk factor, breaches of online security.

Response:	The Company has never experienced an unscheduled interruption in its information technology systems and has added a statement to that effect to the beginning of the third sentence of the subject risk factor relating to instances of information technology systems interruption.

To the Company’s knowledge, it has never experienced a breach of its online security and has added a statement to that effect to the third sentence of the subject risk factor relating to breaches of online security.
To the extent that we expand our operations into foreign markets, additional costs and risks associated with doing business internationally will apply, page 12
13.	Please identify any current plans to expand into foreign markets. If you have no such plans currently, please tell us why you believe that this is a material risk to your business or the offering.

Response:	The Company has no specific plans to expand into foreign markets but continually evaluates opportunities to do so and believes that it could have foreign operations in the short term if circumstances warrant. The Company has added a new first sentence to the subject risk factor describing in more detail the circumstances under which the Company may expand into foreign markets.
Risks Related to the Regulatory Environment, page 13
14.	Each of the three risk factors appearing under this heading appear generic, as it is not clear from your disclosure how they specifically affect you or this offering. Please revise

Mr. Michael McTiernan
Securities and Exchange Commission
September 26, 2006

to provide additional details showing how these risks affect your business or this offering uniquely.

Response:	The Company has revised the Registration Statement in accordance with the Staff’s comment. In particular, the Company has deleted the second and third risk factors. The Company has retained the first risk factor and added details to such risk factor to better describe how certain changes to the regulatory environment may specifically affect the Company’s business and prospects.
We may be unable to adequately protect our intellectual property, which could harm us and affect our ability to compete effectively, page 14
15.	So that an investor may more clearly understand the risk presented, please identify any intellectual property that is of material importance to your business. In addition, please clarify what “certain limited steps” you have taken to protect your intellectual property.

Response:	The Company has revised the Registration Statement in accordance with the Staff’s comment. Please see the new first sentence of the subject risk factor.
Our auction platform, services, technologies or usage of trade names could infringe the intellectual property rights of others, which may lead to litigation that could itself be costly, could result in the payment of substantial damages or royalties, and/or prevent us from using technology that is essential to our business, page 15
16.	Please briefly describe the business of the other company currently using the name World Energy Solutions, Inc. and indicate, if known, when this company started using the name World Energy Solutions, Inc. In addition, please clearly indicate the risk associated with this company’s use of the same name as you.

Response:	The Company has revised the Registration Statement in accordance with the Staff’s comment.
Our corporate documents and Delaware law make a takeover of our company more difficult, we have a classified board of directors and certain provisions of our certificate of incorporation require a super-majority vote to amend, all of which may prevent certain changes in control and limit the market price of our common stock, page 17
17.	Please describe in more detail the provisions of Delaware law and your charter that will make take-over of your company more difficult.

Response:	The Company has revised the Registration Statement in accordance with the Staff’s comment.

Mr. Michael McTiernan
Securities and Exchange Commission
September 26, 2006

You will experience immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering, page 17
18.	We note your disclosure that dilution will result from the fact that you have “experienced losses in the past.” Please disclose, if true, that dilution will also result from the fact that you sold your currently outstanding securities at a price that is lower than the price in this offering.

Response:	The Company has revised the Registration Statement in accordance with the Staff’s comment.
Use of Proceeds, page 18
19.	Please expand your discussion under this heading to provide more detailed disclosure about the specific purposes for which you intend to use the amount of the proceeds you currently have designated for development of green credits. In particular, disclose the steps necessary to develop your green credit trading capacity, the estimated cost of each step, and the amount of proceeds, if any, that you will need in excess of the amounts raised in this offering.

Response:	The Company has revised the Registration Statement to provide more detailed disclosure about the specific purposes for which it intends to use the amount of the proceeds it currently has designated for development of green credits. The use of proceeds is based on the Company’s estimate of total project costs, and the expenses associated with the development of a green credits trading capacity include, as noted in the revised language, sales and marketing expenses in addition to software development costs. As a result, the development of a green credit trading capacity will require ongoing levels of expenditures and not step-function investments, and accordingly, the Company does not believe that additional step-by-step estimates would be meaningful or material to investors. The Company does not expect to need cash in excess of the amounts indicated in connection with this offering for this initiative.
20.	Refer to your discussion of the promissory note you will repay with a portion of the offering proceeds in the second paragraph on page 19. Please describe all purposes for which the original indebtedness was used. See Instruction number 4 to Item 504 of Regulation S-K.

Response:	The Company has revised the Registration Statement in accordance with the Staff’s comment. Please see the new last sentence to the third paragraph of the Use of Proceeds section.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Mr. Michael McTiernan
Securities and Exchange Commission
September 26, 2006

21.	Please, tell us what consideration you have given to disclosing the following information related to stock options in your MD&A:
•	The intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date.

Response:	The Company has revised the Registration Statement in accordance with the Staff’s comment. Please see the table inserted as the fourth paragraph of the Stock-Based Compensation section in the Critical Accounting Policies section of MD&A. As the estimated IPO price has not yet been determined by the Underwriters and the Company, the intrinsic value of the vested and unvested options has been left blank, but will be included in a later amendment when the estimated IPO price has been determined.

For the Staff’s information, based on preliminary discussions with the managing underwriter, management believes that it is reasonable to assume a range for the IPO offering price of approximately $1.00 to $1.10, in which case, using a midpoint of $1.05, the intrinsic values would be as follows:

Options Outstanding
		Wtd. Avg.
Range of Exercise		Remaining	Wtd. Avg	Aggregate
Price	# of Shares O/S	Contractual Life	Exercise Price	Intrinsic Value
$0.025	2,851,029	4.37	$0.025	$2,922,305
$0.240	430,000	5.72	$0.24	348,300
$0.380	400,000	6.58	$0.38	268,000

	3,681,029	4.77	$0.09	$3,538,605

Options Exercisable
Range of Exercise	# of Shares	Wtd. Avg Exercise	Aggregate
Price	Exercisable	Price	Intrinsic Value
$0.025	2,538,747	$0.025	$2,602,215
$0.240	130,000	$0.24	105,300
$0.380	—	—	—

	2,668,747	$0.036	$2,707,515

Mr. Michael McTiernan
Securities and Exchange Commission
September 26, 2006

•	A discussion of the significant factors, assumptions and methodologies used in determining the fair value of the Company stock on the grant date.

Response:	The significant factors, assumptions and methodologies used in determining the fair value of the Company stock on the grant date are discussed in detail in Footnote 2 to the Consolidated Financial Statements and, therefore, were not repeated within the Critical Accounting Policies section of MD&A
•	A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

Response:	The Company has revised the Registration Statement in accordance with the Staff’s comment. Please see the new sub-section titled “Significant Factors Contributing to the Difference between Fair Value as of the Date of Grant and the Estimated Initial Public Offering Price” following the Stock-Based Compensation section in the Critical Accounting Policies section of MD&A.
22.	We note your disclosure on page 16 that you were informed by your auditors on August 2, 2006 of a material weakness in your internal control over financial reporting. Please, tell us what consideration you have given to discussing in your MD&A the nature of this weakness, its implications on your financial statements, and your plans to correct this weakness.

Response:	Over the last five years the Company has grown from $260,000 in revenue generating an approximate $1,100,000 loss to $4.7 million in 2005 revenue with net income of $1,000,000. As a small, private business trying to execute its business model, management and the majority investors did not believe that the Company was in need of a full time accounting staff to keep the books and records. Its transactional flow was manageable and not overly complex and was being handled by the Chief Operating Officer with the assistance of a part time consultant. In addition, the Company was only issuing annual review reports for its banking requirements and had an extended period (120 days) to do so. This arrangement worked adequately and no issues were noted during these reviews. As the complexity and size of the business began to increase in 2005, the potential for an equity financing, including an initial public offering, became more of a reality. As part of this planning, the

Mr. Michael McTiernan
Securities and Exchange Commission
September 26, 2006

Chief Executive and Chief Operating Officers determined that they would need audited financial statements within standard reporting requirements and it would be in the Company’s best interest to hire a Chief Financial Officer with the requisite skills for a public company. This person was hired in May 2006. As UHY’s assessment was made as of December 31, 2005, this mitigating factor was not taken into account in their assessment of internal controls.

Accordingly, the Company believes that it has corrected this weakness and has added further explanation to the subject risk factor on page 17 of the Registration Statement.
Operations, page 24
23.	Refer to the fourth full paragraph on page 24. Please revise to explain how you set your contractual commission rate and whether the rate is the same of all energy suppliers or based upon negotiations. Describe the process by which energy suppliers provide you usage data for purposes of calculating your commissions, whether you have a method of verifying such usage data and the circumstances under which a supplier might not provide you such data, necessitating the use of estimates.

Response:	The Company has revised the Registration Statement in accordance with the Staff’s comment. Please see the revisions to the subject paragraph on page 27.
24.	Please explain, in the third and eighth bullet points on page 25, what “allocated facilities” are.

Response:	The Company has clarified this language on pages 28 and 29 by replacing the phrase “allocated facilities” with the more descriptive phrase “rent, depreciation and other related overhead and other facility-related costs.”
Results of Operations, page 26
Comparison of the Three Months Ended March 31, 2005 and 2006
25.	Please explain what “employee and employee-related costs” are in the final paragraph on page 26 and the first and second paragraphs on page 27. In particular, explain whether you have hired additional employees or if this increase resulted from an increase in salaries and/or benefits, or for some other reason. Please provide similar explanation in the first, second and third full paragraphs on page 28, regarding employee-related cost disclosure.

Mr. Michael McTiernan
Securities and Exchange Commission
September 26, 2006

Response:	The Company has revised the Registration Statement in accordance with the Staff’s comment. Please note that from a presentation standpoint, the Company has inserted clarifying definitions on pages 27, 28 and 29 under the subheadings: Operations, Cost of revenue (first bullet point), sales and marketing (second bullet point) and general and administrative (first bullet point). The Company has addressed the increase in employee and employee-related costs in the MD&A of the six-month period ended June 30, 2006 on page 30, and the comparison of 2004 and 2005 on pages 31 and 32.
26.	Please explain, in the third paragraph on page 27, the business reason for refinancing your revolving line of credit with the MCRC note.

Response:	The Company has revised the Registration Statement in accordance with the Staff’s comment. A discussion of the Company’s reasoning for refinancing its revolving line of credit is included in the new comparison of the six months ended June 30, 2005 and 2006 on page 30.
Comparison of the Years Ended December 31, 2004 and 2005, page 28
27.	Please explain, in the first full paragraph on page 28, what the “supply desk function” is and what “occupancy costs” are.

Response:	The Company’s “supply desk function” is what it calls its auction management services. The Company has clarified this at first use in the Registration Statement in the first bullet under the subheading Cost of revenue on page 28. The Company has revised the Registration Statement by eliminating the phrase “occupancy costs” and including the phrase “rent and depreciation expense” which the Company believes to be more precise.
Liquidity and Capital Resources, page 30
28.	Please provide us with an explanation for the apparent increasing trend in your unbilled accounts receivable. In your explanation include a discussion of what these amounts represent, the duration these accounts have been outstanding, whether management considers there to be any significant collection risk related to these accounts, and the potential impact on future liquidity. Additionally, tell us what consideration you have given to discussing this information in your MD&A.

Response:	The Company has revised the Registration Statement in accordance with the Staff’s comment to explain the increase in unbilled accounts receivable, including what these amounts represent, the duration these accounts have been outstanding, whether management considers there to

Mr. Michael McTiernan
Securities and Exchange Commission
September 26, 2006

be any significant collection risk related to these accounts, and the potential impact on future liquidity. Please see pages 34 and 35 of the Registration Statement.
The Business, page 37
29.	Please specifically identify any energy consumer whose energy consumption results in more than 10% of your revenues. In addition, please ensure that you have filed as exhibits to the registration statement all material contracts required by Item 601 of Regulation S-K, including material customer agreements.

Response:	The Company has specifically identified the energy consumers whose energy consumption resulted in more than 10% of its revenues for the six months ended June 30, 2006 on page 58 in the section “Energy Supplier, Energy Consumer and Channel Partners” under the subheading Energy Consumers. The Company will file as exhibits to the registration statement all material contracts required by Item 601 of Regulation S-K.
Natural Gas, page 41
30.	Refer to the fourth paragraph on page 41. Please explain “bundled gas service,” “capacity-releasing program” and “straight fixed variable methodology.”

Response:	The Company has revised the fourth paragraph under the heading “Natural Gas” to eliminate the use of such phrases as it does not believe they are material to an investor’s understanding of the Company’s business.
Company Strategy and Operations, page 43
31.	Please disclose the material terms of your energy supplier contracts and your channel partner contracts.

Response:	The Company has revised the Registration Statement in accordance with the Staff’s comment. Please see the language added to the end of the second and third paragraphs of the Company Strategy and Operations, Overview section on page 50.
32.	Please revise the final sentence of the first paragraph under this heading to explain in more detail each of the modules provided on your website, explaining the services provided by such module.

Response:	The Company has revised the Registration Statement in accordance with the Staff’s comment. Please see the language added to the end of the first

Mr. Michael McTiernan
Securities and Exchange Commission
September 26, 2006

paragraph of the Company Strategy and Operations, Overview section on pages 49 and 50.
33.	Explain how you monitor discussions between a supplier and potential customer to determine whether the parties have entered into an energy contract upon which you would be owed a commission, in the third paragraph under this heading.

Response:	The Company has revised the Registration Statement in accordance with the Staff’s comment. Please see the new language added to the beginning of the third paragraph of the Company Strategy and Operations, Overview section on page 50.
34.	Please revise the chart at the bottom of page 44 to include, for all periods completed, the actual energy usage for the contracts upon which you earned commissions.

Response:	Prior to August 2005, the Company utilized a manual reconciliation process to verify energy consumption under each contract and the resulting commission owed to it. For each accounting period, the Company received either paper reports or spreadsheets listing all information relevant to usage during that period by a given energy consumer from a given supplier, including accounts, usage, fees and commissions payable to it. These reports often contained information related to both (i) new contracts entered into during the current accounting period and (ii) existing contracts entered into previously. Although the Company has now added the ability to automatically track actual usage data within its auction platform on a going-forward basis, the Company would be unable to present historical energy usage on a contract-by-contract basis without significant delay and expense. Because this new tracking functionality was implemented in August 2005, the Company does not yet have actual data within its auction platform that corresponds to the same period for the projected number for annualized backlog, although it expects to have such information for future periods.
Notwithstanding the foregoing, the Company believes that its annualized backlog estimates are good indicators of future revenue. The Company uses the same process for estimating annualized backlog as it does for overall revenue recognition, and as disclosed in the Registration Statement, it has not had any material year-end adjustments related to revenue. Estimated revenue has historically approximated actual revenue within the auction platform, with estimated revenue included in the calculation of annualized backlog representing between 60% and 80% of the actual revenue recognized for each subsequent 12-month period. Accordingly, given the accuracy of the total estimated revenue to actual results, management believes that the annualized backlog (a very large

Mr. Michael McTiernan
Securities and Exchange Commission
September 26, 2006

subset of projected revenue) is and has been an accurate estimate of projected revenue in all material respects.
35.	Please expand your discussion of the brokerage process to highlight the roles played by the ABC’s and your channel partners.

Response:	The Company has revised the Registration Statement in accordance with the Staff’s comment with respect to its channel partners. Please note that the ABC’s are competitors of the Company and are not typically involved in the brokerage process. Please see the new paragraph added to the end of the Company Strategy and Operations, The Brokerage Process section on page 54.
36.	Please expand your discussion in the final full paragraph on page 45 to describe the type of information a supplier receives during an “auction event” that would cause the supplier to submit multiple bids to “bid their prices down,” particularly in light of your disclosure that they will supply their best closing bid without knowledge of the other suppliers’ bids.

Response:	The Company has revised the Registration Statement in accordance with the Staff’s comment. Please note that it is the information that the energy suppliers receive before the auction event that the Company believes causes them to develop a bidding strategy and that influences their behavior during the auction event. Accordingly, please see the addition of further information to the third and fourth paragraphs of the Company Strategy and Operations, The Brokerage Process section on pages 52 and 53.
37.	We note your disclosure that consumers may save up to 30%. Please also disclose average consumer savings. We note from your representative example that the savings were 9.96%.

Response:	The Company has revised the Registration Statement in accordance with the Staff’s comment. Please see pages 1 and 54.
Growth Strategy, page 48
38.	We note that you have completed hundreds of auctions with SAIC that have resulted in dozens of procurements. Please advise us whether all auctions result in procurements. If not, please revise your discussion of the brokerage process to describe the process between the completion of an auction and a procurement.

Response:	Not all auctions result in procurements. Accordingly, the Company has revised the Registration Statement to better describe the process between

Mr. Michael McTiernan
Securities and Exchange Commission
September 26, 2006

                 the completion of an auction event and a procurement. Please see the addition of the new sixth paragraph of the Company Strategy and Operations, The Brokerage Process section on page 53.
Energy Consumers, page 50
39.	We note that you have contracts with energy consumers, including a five year contract with the GSA. Please include disclosure regarding the expiration of these contracts and the percentage of your revenue attributed to expiring contracts.

Response:	The Company has revised the Registration Statement in accordance with the Staff’s comment. Please see the new textual and tabular disclosure on page 58 in the paragraph titled Energy Consumers.
Underwriting, page 72
40.	We note your disclosure that the underwriters’ obligations in the underwriting agreement are conditional and “may be terminated at their discretion on the basis of their assessment of the financial markets.” As such, this does not appear to be a firm commitment underwriting. Please revise your disclosure to remove the implication that your offering is being underwritten on a firm commitment basis or tell us why you believe that these changes are not required. Refer to The First Boston Corporation (Sept. 3, 1985) no-action letter.

Response:	The underwriting will be completed on a firm commitment basis. The Underwriting Agreement, a form of which will be filed with the Company’s next amendment to the Registration Statement, will contain customary market-out provisions that are nearly identical to those included in numerous recent firm commitment initial public offerings.
In the September 3,1985 no-action letter, The First Boston Corporation (the “1985 No-Action Letter”), the Staff explained that “market out clauses (whether or not termed conditions precedent) which permit an underwriter to terminate its obligation to purchase the offered securities from the issuer based upon (1) the occurrence of nonmaterial events affecting the issuer or the securities markets in general, or (2) an inability to market the securities, are inappropriate in the context of a firm commitment underwriting.” The Staff further explained in the 1985 No-Action Letter, however, that “a market out provision may be exercised appropriately in the context of a firm commitment underwriting upon the occurrence of a material, adverse event affecting the issuer that materially impairs the investment quality of the offered securities.”

Mr. Michael McTiernan
Securities and Exchange Commission
September 26, 2006

The market-out provisions in the Underwriting Agreement will provide that the underwriters are not obligated to purchase the common shares if certain extraordinary events occur that affect the securities markets in general, including trading suspensions, settlement and clearance disruptions, banking moratoriums, an outbreak or escalation of hostilities, or any change, calamity or crisis that, in the judgment of the underwriters, is material and adverse.
The underwriters have advised the Company that it is their view that the provisions described above are not inconsistent with the requirements of a firm commitment underwriting described in the 1985 No-Action Letter.
The Company has clarified the disclosure on page 82 of the revised Prospectus to indicate that the change in the financial markets that may give rise to a termination of the purchase commitment must be a “material adverse change”.
41.	Please describe in more detail the investment and commercial banking and financial advisory services provided by various selling group members, and identify the members providing the services.

Response:	Neither the lead managing underwriter nor any of its affiliates has provided the Company with any such services in the past, other than services performed in connection with this offering. The Company has therefore deleted the disclosure and hereby confirms to the Staff that if additional underwriters are included in the selling syndicate that have had any such relationships with the Company, the Company will reinsert the language with greater detail as requested by the Staff.
Financial Statements
42.	Please, update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Response:	The Company has revised the Registration Statement to include financial statements as of and for the six months ended June 30, 2006.
Consolidated Statements of Operations, page F-4
43.	Please tell us how you considered SFAS 145 in determining that your gain on extinguishment of debt should be classified as an extraordinary item.

Response:	SFAS 145 rescinded FASB Statements 4, 44 and 64 and amended FASB 13. Statement of Financial Accounting Standard No. 4, Reporting Gains and Losses from Extinguishment of Debt required that gains and losses

Mr. Michael McTiernan
Securities and Exchange Commission
September 26, 2006

from the extinguishment of debt that were included in the determination of net income be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result of this rescission only gains and losses from extinguishment of debt that meet the criteria in Opinion 30 would be classified as extraordinary.
Accounting Principles Board Opinion 30 (As Amended) Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions concluded that an event or transaction should be presumed to be an ordinary and usual activity of the reporting entity, the effects of which should be included in income from operations, unless evidence clearly supports its classification as an extraordinary item as defined in this Opinion. Extraordinary items are defined as events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. The Company concluded that the extinguishment of debt was unrelated to its ordinary activities and is not reasonably expected to recur in the foreseeable future due to its material nature and the facts and circumstances surrounding the transaction.
Note 2 — Summary of Significant Accounting Policies
Stock-Based Compensation, page F-14
44.	For equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement, please tell us what consideration was given to disclosing the following information either in note 2 or 7 to the financial statements:
•	For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option;

Response:	The Company has revised the Registration Statement in accordance with the Staff’s comment. Please see the new second sentence of the third paragraph of the Stock-Based Compensation section of Footnote 2 to the Financial Statements at page F-15.
•	Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective;

Response:	The Company engaged an unrelated third-party valuation specialist to assist management in providing a retrospective valuation report of options granted from January 1, 2006 through June 30, 2006. This information is in the Registration Statement, now in the fourth full paragraph of the

Mr. Michael McTiernan
Securities and Exchange Commission
September 26, 2006

Stock-Based Compensation section of Footnote 2 to the Financial Statements at page F-15.
•	Whether or not the valuation was performed by an unrelated third party.

Response:	The Company engaged an unrelated third-party valuation specialist to assist management in providing a retrospective valuation report of options granted from January 1, 2006 through June 30, 2006. This information is in the Registration Statement, now in the fourth full paragraph of the Stock-Based Compensation section of Footnote 2 to the Financial Statements at page F-15.
Part II
Item 15. Recent Sales of Unregistered Securities, page II-2
45.	We note your disclosure in the first full paragraph on page II-3 that the purchasers of “convertible preferred stock and warrants” were each accredited investors; however, your disclosure above this language does not refer to any issuances of convertible preferred stock. Please revise or advise.

Response:	The Company has deleted the reference to “convertible preferred stock.”
Exhibits
46.	Please file your legal opinion with your next amendment or provide us with a form of opinion so that we may have sufficient time to review it.

Response:	We are attaching to this letter our form of legal opinion, to be filed as exhibit 5.1 to the Registration Statement at such time as the necessary information to complete it becomes available.
47.	We note your third footnote to the Exhibit table indicating that certain exhibits are subject to a confidential treatment request; however none of your exhibits as currently listed are marked with the confidential treatment symbol indicated by the footnote. Please be aware that all requests for confidential treatment connected with this registration statement will be fully reviewed and must be cleared prior to acceleration of your effective date. Any information which has already been publicly disclosed, as part of this registration statement or otherwise, will not be eligible for confidential treatment.

Response:	The Company has revised the Exhibit table to the Registration Statement in accordance with the Staff’s comments to indicate for which exhibits a confidential treatment request has been sought.

Mr. Michael McTiernan
Securities and Exchange Commission
September 26, 2006

The Company acknowledges the Staff’s comments.
* * *
          If you require additional information, please telephone either the undersigned at the telephone number indicated above or Ken Itrato of this firm at (781) 966-2003.

Sincerely, /s/ Jeffrey A. Stein Jeffrey A. Stein, Esq.

cc:	Richard Domaleski Phil Adams Jim Parslow John H. Chory, Esq. Ken Itrato, Esq. John Vettese Eva Bellissimo Philip D.A. Symmonds Joshua Goldstein, Esq. Michelle Campbell

Mr. Michael McTiernan
Securities and Exchange Commission
September 26, 2006

Form of Exhibit 5.1 Opinion requested in Comment 46:
          This opinion is furnished to you in connection with a Registration Statement on Form S-1 (File No. 333-136528) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), for the registration of an aggregate of ___shares of Common Stock, $.0001 par value per share (the “Shares”), of World Energy Solutions, Inc., a Delaware corporation (the “Company”), of which (i) up to ___Shares (including ___Shares issuable upon exercise of an over-allotment option granted by the Company) will be issued and sold by the Company and (ii) the remaining ___ Shares will be sold by certain stockholders of the Company (the “Selling Stockholders”).
          The Shares are to be sold by the Company and the Selling Stockholders pursuant to an underwriting agreement (the “Underwriting Agreement”) to be entered into by and among the Company, the Selling Stockholders and Sprott Securities, Inc., as representative of the several underwriters named in the Underwriting Agreement, the form of which has been filed as Exhibit 1 to the Registration Statement.
          We are acting as counsel for the Company in connection with the sale by the Company and the Selling Stockholders of the Shares. We have examined signed copies of the Registration Statement as filed with the Commission. We have also examined and relied upon the Underwriting Agreement, minutes of meetings of the stockholders and the Board of Directors of the Company as provided to us by the Company, stock record books of the Company as provided to us by the Company, the Certificate of Incorporation and By-Laws of the Company, each as restated and/or amended to date, and such other documents as we have deemed necessary for purposes of rendering the opinions hereinafter set forth.
          In our examination of the foregoing documents, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies, the authenticity of the originals of such latter documents and the legal competence of all signatories to such documents.
          Our opinion in clause (ii) below, insofar as it relates to the Selling Stockholders’ shares being fully paid and nonassessable, is based solely on a certificate of the Chief Financial Officer of the Company confirming the Company’s receipt of the consideration called for by the applicable resolutions authorizing the issuance of such shares.
          We express no opinion herein as to the laws of any state or jurisdiction other than the state laws of the Commonwealth of Massachusetts, the General Corporation Law of the State of Delaware and the federal laws of the United States of America.

Mr. Michael McTiernan
Securities and Exchange Commission
September 26, 2006

          Based upon and subject to the foregoing, we are of the opinion that (i) the Shares to be issued and sold by the Company have been duly authorized for issuance and, when such Shares are issued and paid for in accordance with the terms and conditions of the Underwriting Agreement, such Shares will be validly issued, fully paid and nonassessable and (ii) the Shares to be sold by the Selling Stockholders have been duly authorized and are validly issued, fully paid and nonassessable.
          Please note that we are opining only as to the matters expressly set forth herein, and no opinion should be inferred as to any other matters. This opinion is based upon currently existing statutes, rules, regulations and judicial decisions, and we disclaim any obligation to advise you of any change in any of these sources of law or subsequent legal or factual developments which might affect any matters or opinions set forth herein.
          We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act and to the use of our name therein and in the related Prospectus under the caption “Legal Matters.” In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.